Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Reynolds American Inc.:

We consent to the use of our reports dated February 19, 2010, with respect to the consolidated balance sheets of Reynolds American Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our audit report covering the December 31, 2009 consolidated financial statements refers to changes in the methods of accounting for determining whether certain securities should be included in the basic earnings per share calculation as of January 1, 2009, due to the adoption of Financial Accounting Standards Board Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (codified in Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 260, Earnings Per Share) and for measuring and disclosing the fair value of assets and liabilities as of January 1, 2008, due to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (codified in FASB ASC Topic No. 820, Fair Value Measurements and Disclosures).

/s/  KPMG LLP

Greensboro, North Carolina
May 27, 2010